Ladenburg Thalmann & Co. Inc.

999 Vanderbilt Beach Road, Suite 200

Naples, Florida 34108

June 19, 2018

VIA FACSIMILE AND EDGAR

U.S. Securities and Exchange Commission

Division of Corporation Finance

Washington, DC  20549

Re:                             INVIVO THERAPEUTICS HOLDINGS CORP.

Registration Statement on Form S-1 (Registration No. 333-224424

Concurrence in Acceleration Request

Ladies and Gentlemen:

Ladenburg Thalmann & Co. Inc. (“Ladenburg”), as representative of the underwriters for the above-referenced offering, hereby concurs in the request by InVivo Therapeutics Holdings Corp. that the effective date of the above-referenced registration statement be accelerated to 4:30 p.m. (Eastern Time), or as soon as practicable thereafter, on June 20, 2018, pursuant to Rule 461 under the Securities Act.  Ladenburg affirms that it is aware of its obligations under the Securities Act in connection with this offering.

Very truly yours,

LADENBURG THALMANN & CO. INC.

By:	/s/ David Rosenberg
Name: David Rosenberg
Title: Chief Executive Officer